GD Culture Group Ltd

22F - 810 Seventh Avenue,

New York, NY 10019

July 19, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities Exchange Commission

Attn: Ms. Jenna Hough

Re:	GD Culture Group Ltd Amendment No. 1 to Registration Statement on Form S-3 Filed June 21, 2024 File No. 333-279141

Dear Ms. Hough,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-3 submitted to the Commission on June 21, 2024 by GD Culture Group Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited Commission’s comments in this response and numbered them accordingly. On the date hereof, we have submitted an amended registration statement on Form S-3 (the “Amended Registration Statement”) to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-3 submitted June 21, 2024

Prospectus Summary, page 1

1.	We note your revised disclosure pursuant to comment 2 and reissue in part. Please provide a summary risk factor regarding the risk (detailed in the first risk factor of the Risk Factors section) that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the summary of risk factors on page 20 of the Amended Registration Statement accordingly.

Governmental Regulations in the PRC, page 13

2.	We note your revised disclosure pursuant to comment 7 and reissue in part. Where you state that you are not subject to cyber security review by the CAC, disclose whether you relied on the opinion of counsel to reach that conclusion and, if so, name counsel and file the consent of counsel as an exhibit and, if not, state that is the case and explain why. In addition, please disclose each permission and approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State whether you have received all such requisite permissions or approvals to operate your business and whether any such permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain all such required permissions or approvals to operate your business, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the related Governmental Regulations in the PRC on pages 14 and 20 of the Amended Registration Statement accordingly.

Risk Factors, page 21

3.	We note your response to comment 8 and understand that you do not currently utilize a VIE structure. However, as it appears that you used such a structure through part of last year, we reissue the comment. Please include a risk factor describing the material risks associated with unwinding a VIE structure, such as tax liabilities or other consequences. If you continue to believe that there are no such material risks, please tell us supplementally why that is the case.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we added a risk factor that “The unwinding and disposal of our previous VIE structure may not be liability-free and we may be seemed to be in violation of PRC laws regulating our industry and operations” on page 36 of the Amended Registration Statement.

General

4.	Please confirm your understanding that we will not be in a position to declare your Form S-3 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2023 have been resolved. Also to the extent applicable, ensure that revisions made to your annual report are made to your Form S-3, and vice-versa.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we confirm we understand that the Staff will not be in a position to declare our Form S-3 effective until all outstanding comments regarding our Form 10-K for the fiscal year ended December 31, 2023 have been resolved. We also confirm that revisions made to our annual report have been made to our Form S-3, and vice-versa.

We hope the above response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

GD Culture Group Ltd

/s/ Xiao Jian Wang
Name:	Xiao Jian Wang
Title:	Chief Executive Officer